Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09047054

18 September 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Halfpenny

Andrew M Knox
Public Officer

Enc.

dw 9/30

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report M2A Production Well: 18 September, 2009

Cue advises that since the last report the M2A production well has been drilled to a depth of 1842mMD. At 0600 on 18 September 2009, preparations were underway to run the 10 ¾" casing as planned.

The well is targeting the M2A reservoir which occurs approximately 50m above the main reservoir in the Maari Field, the Moki Formation. The well is scheduled to take 27 days to drill.

At the completion of the M2A well, drilling of the Manaia reservoir section will be completed.

The participants in the M2A well are

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (*Operator*)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%
(*a wholly owned subsidiary of Horizon Oil Limited (HZN)*)	

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

18 September 2009